FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2012

 Commission File Number 001-35401

CEMENTOS PACASMAYO S.A.A.
(Exact name of registrant as specified in its charter)

PACASMAYO CEMENT CORPORATION
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Calle La Colonia 150, Urbanización El Vivero
Surco, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Cementos Pacasmayo S.A.A. and Subsidiaries

Interim condensed consolidated financial statements
as of March 31, 2012

Cementos Pacasmayo S.A.A. and Subsidiaries

Interim condensed consolidated financial statements as of March 31, 2012

Content

Report on review of interim condensed consolidated financial statements

Interim condensed consolidated financial statements
Interim consolidated statements of financial position
Interim consolidated income statements
Interim consolidated statements of comprehensive income
Interim consolidated statements of changes in equity
Interim consolidated statements of cash flows
Notes to the interim condensed consolidated financial statements

Report on review of interim condensed consolidated financial statements

To the Shareholders of Cementos Pacasmayo S.A.A.

We have reviewed the accompanying consolidated financial statements of Cementos Pacasmayo S.A.A. (a Peruvian company) and Subsidiaries (together the "Group"), which comprises the consolidated statement of financial position as of March 31, 2012, and the related consolidated income statements, changes in equity and cash flows for the three–month periods ended March 31, 2012 and 2011 and other explanatory notes. Management is responsible for the preparation and presentation of these interim condensed consolidated financial statements in accordance with International Accounting Standard (IAS) 34 “Interim Financial Reporting”.  Our responsibility is to express a conclusion on them based on our review.

We conducted our review in accordance with International Auditing Standard on Review Engagements 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”. A review of interim financial information is limited primarily to making inquiries, primarily of the persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards.  Consequently, it does not enable us to obtain an assurance that we would become aware of all material matters that might be identified in an audit.  Accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that would lead us to believe that the accompanying interim condensed consolidated financial statements were not prepared, in all material respects, in accordance with IAS 34 “Interim Financial Reporting”.

Lima, Peru

April 30, 2012

Countersigned by:

/s/ Marco Antonio Zaldívar
Marco Antonio Zaldívar
C.P.C.C. Register No.12477

Cementos Pacasmayo S.A.A. and Subsidiaries

Interim consolidated statements of financial position
As of March 31, 2012 (unaudited) and December 31, 2011 (audited)

	Note	As of March 31, 2012	As of December 31, 2011
		S/.(000)	S/.(000)
Assets
Current assets
Cash and short-term deposits	3	932,377	363,279
Trade and other receivables		66,991	78,377
Income tax prepayments		16,287	705
Inventories		218,432	206,102
Prepayments		16,427	11,629
		1,250,514	660,092
Non-current assets
Other receivables		29,615	29,146
Available-for-sale financial investments	11	29,611	22,074
Property, plant and equipment	5	1,230,002	1,197,401
Exploration and evaluation assets		38,951	29,895
Other assets		1,304	1,404
		1,329,483	1,279,920
Total assets		2,579,997	1,940,012
Liabilities and equity
Current liabilities
Trade and other payables		115,829	128,485
Interest-bearing loans and borrowings		176,337	139,048
Income tax payable		671	12,870
Provisions	7	3,396	28,694
		296,233	309,097
Non-current liabilities
Interest-bearing loans and borrowings		384,120	451,546
Other non-current provisions		12,409	10,909
Deferred income tax liabilities, net		94,659	94,875
		491,188	557,330
Total liabilities		787,421	866,427
Equity
Capital stock		530,261	418,777
Investment shares		50,503	49,575
Additional paid-in capital		559,585	-
Legal reserve		94,951	90,451
Other components of equity		13,249	8,029
Retained earnings		509,811	473,721
Equity attributable to owners of the parent		1,758,360	1,040,553
Non-controlling interests		34,216	33,032
Total equity		1,792,576	1,073,585
Total liabilities and equity		2,579,997	1,940,012

Cementos Pacasmayo S.A.A. and Subsidiaries

Interim consolidated income statements
For the three months ended March 31, 2012 and March 31, 2011 (both unaudited)

	Note	2012	2011
		S/.(000)	S/.(000)

Sales of goods	13	277,348	230,411
Cost of sales		(167,899)	(130,650)
Gross profit		109,449	99,761

Operating income (expenses)
Other operating (expenses) income, net		(144)	728
Administrative expenses		(42,552)	(38,174)
Selling and distribution expenses		(7,031)	(4,588)
Total operating expenses , net		(49,727)	(42,034)
Operating profit		59,722	57,727

Other income (expenses)
Finance income		6,051	1,288
Finance costs		(9,190)	(4,020)
Net (loss) gain from exchange difference		(499)	536
Total other expenses, net		(3,638)	(2,196)
Profit before income tax	13	56,084	55,531

Income tax expense	8	(16,160)	(16,699)

Net income		39,924	38,832
Attributable to:
Owners of the parent		40,590	38,822
Non-controlling interests		(666)	10
		39,924	38,832
Earnings per share	10
Basic and diluted for the three-month period attributable to holders of common shares and investment shares of the parent (S/. per share)		0.08	0.08

The accompanying notes are an integral part of the interim condensed consolidated statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Interim consolidated statements of comprehensive income
For the three months ended March 31, 2012 and March 31, 2011 (both unaudited)

	Note	2012	2011
		S/.(000)	S/.(000)

Net income		39,924	38,832

Other comprehensive income
Change in fair value of available-for-sale financial assets		7,537	(3,920)
Deferred income tax related to component of other comprehensive income	8	(2,257)	1,177
Exchange differences on translation of foreign operation		(67)	(32)
Other comprehensive income (loss) for the three-month period, net of income tax		5,213	(2,775)

Total comprehensive income for the three -month period, net of income tax		45,137	36,057

Total comprehensive income attributable to:
Owners of the parent		45,810	36,050
Non-controlling interests		(673)	7

		45,137	36,057

The accompanying notes are an integral part of the interim condensed consolidated statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Interim consolidated statements of changes in equity
For the three months ended March 31, 2012 and March 31, 2011 (both unaudited)

	Attributable to owners of the parent
	Capital stock	Investment shares	Additonal paid-in capital	Legal reserve	Available-for-sale reserve	Foreign currency translation reserve	Retained earnings	Total	Non-controlling interests	Total equity
	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)

Balance as of January 1, 2011	418,777	49,575	-	74,145	15,374	(983)	435,668	992,556	739	993,295
Net income	-	-	-	-	-	-	38,822	38,822	10	38,832
Other comprehensive income	-	-	-	-	(2,743)	(29)	-	(2,772)	(3)	(2,775)
Total comprehensive income	418,777	49,575	-	74,145	12,631	(1,012)	474,490	1,028,606	746	1,029,352

Dividends, note 6	-	-	-	-	-	-	(56,000)	(56,000)	-	(56,000)
Appropriation of legal reserve	-	-	-	3,882	-	-	(3,882)	-	-	-

Balance as of March 31, 2011	418,777	49,575	-	78,027	12,631	(1,012)	414,608	972,606	746	973,352

Balance as of January 1, 2012	418,777	49,575	-	90,451	9,257	(1,228)	473,721	1,040,553	33,032	1,073,585
Net income	-	-	-	-	-	-	40,590	40,590	(666)	39,924
Other comprehensive income	-	-	-	-	5,280	(60)	-	5,220	(7)	5,213
Total comprehensive income	418,777	49,575	-	90,451	14,537	(1,288)	514,311	1,086,363	32,359	1,118,722

Issue of common and investment shares, note 1	111,484	928	559,585	-	-	-	-	671,997	-	671,997
Appropriation of legal reserve	-	-	-	4,500	-	-	(4,500)	-	-	-
Contribution of non-controlling interests, note 1	-	-	-	-	-	-	-	-	1,857	1,857

Balance as of March 31, 2012	530,261	50,503	559,585	94,951	14,537	(1,288)	509,811	1,758,360	34,216	1,792,576

The accompanying notes are an integral part of the interim condensed consolidated statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Interim consolidated statements of cash flows
For the three months ended March 31, 2012 and March 31, 2011 (both unaudited)

	2012	2011
	S/.(000)	S/.(000)

Operating activities
Profit before income tax	56,084	55,531
Non-cash adjustment to reconcile profit before income tax to net cash flows
Depreciation and amortization	11,947	11,435
Long-term incentive plan	1,500	-
Finance costs	9,190	4,020
Finance income	(6,051)	(1,288)
Other operating income	(676)	(26)
Working capital adjustments
Decrease (increase) in trade and other receivables	13,009	(2,444)
Increase in prepayments	(4,798)	(2,685)
Increase in inventories	(12,330)	(12,804)
Decrease in trade and other payables	(38,567)	(7,358)
	29,308	44,381

Interests received	3,959	1,288
Interests paid	(8,324)	(5,203)
Income tax paid	(38,538)	(23,453)

Net cash flows (used in) provided by operating activities	(13,595)	17,013

Interim consolidated statements of cash flows (continued)

	2012	2011
	S/.(000)	S/.(000)

Investing activities
Increase in time deposits with original maturities greater than 90 days	(403,950)	-
Purchase of property, plant and equipment	(44,548)	(45,278)
Acquisition of evaluation and exploration assets	(9,056)	(6,374)
Acquisition of other assets	-	(435)
Capital contribution from non-controlling interests	1,857	-
Net cash flows used in investing activities	(455,697)	(53,087)

Financing activities
Proceeds from issuance of common and investment shares	664,113	-
Proceeds from borrowings	-	42,000
Payment of borrowings	(30,137)	(65,103)
Dividends paid	(205)	(56,000)
Net cash flows provided by (used in) financing activities	633,771	(79,103)

Net increase (decrease) in cash and cash equivalents	164,479	(115,177)
Net foreign exchange difference	669	26
Cash and cash equivalents as of January 1	363,279	154,493

Cash and cash equivalents as of March 31	528,427	39,342

The accompanying notes are an integral part of the interim condensed consolidated statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Notes to interim condensed consolidated financial statements
As of March 31, 2012, March 31, 2011 (both unaudited) and December 31, 2011 (audited)

1.	Economic activity

Cementos Pacasmayo S.A.A. (hereinafter "the Company") was incorporated in 1957 and, under the Peruvian General Corporation Law, is an open stock corporation, with publicly traded shares. The Company is a subsidiary of Inversiones Pacasmayo S.A. (IPSA), which holds 51.57% of the Company’s common and investment shares and 53.32% of its common shares as of March 31, 2012 (63.92% and 67.47%, respectively as of December 31, 2011). The registered office is located at Calle La Colonia No.150, Urbanizacion El Vivero, Santiago de Surco, Lima, Peru.

The Company’s main activity is the production and marketing of cement, blocks, concrete and quicklime in Peru’s northern region.

The interim condensed consolidated financial statements of the Company and its subsidiaries (hereinafter “the Group”) as of March 31, 2012 and for the three-months period ended March 31, 2012 and 2011, were authorized for issue by the management of the Company on April 30, 2012.

As of March 31, 2012, there were no changes in the main activities of the subsidiaries incorporated in the interim condensed consolidated financial statements of the Group, in relation to December 31, 2011.

Issuance of new common and investment shares
Common shares -

In Board of Directors´Meeting held on January 6, 2012 directors agreed in issuance of new common shares through a public offering of American Depositary Shares (“ADS”) registered with the SEC.  As a consequence, on February 7, 2012, the Company issued 100,000,000 new common shares, equivalent to 20,000,000 ADSs, with a unit price of US$11.5, resulting total proceeds of US$219,900,000 (net of related commissions and costs).

On March 2, 2012, the Company issued 11,484,000 additional shares, equivalent to 2,296,800 ADSs pursuant to an overallotment option granted to the underwriters in that offering, resulting total proceeds of US$25,489,000 (net of related commissions).

The total outstanding common shares as of the date of this report are 531,461,479 shares, from these 111,484,000 are listed in the New York Stock Exchange.

The excess of the total proceeds obtained by this transaction in relation to the nominal value of these shares amounted to S/.554,818,000 (net of commissions and other related costs for S/.29,557,000 and tax effect for S/.7,884,000) and was recorded in the additional paid-in capital caption of the interim consolidated statement of changes in equity.

Investment shares -

In March 30, 2012, the Company issued 927,783 investment shares, pursuant to a preemptive right offer in connection with the issuance of ADSs, so the holders of investment shares have rights to maintain their proportional ownership in the share capital of the Company.  The total investment shares offer by the Company were 13,574,990, from these only 927,783 were exercised.

The excess of the total proceeds obtained by this issuance of investment shares and the nominal value of these shares amounted to S/.4,767,000 and was recorded in the additional paid-in capital caption of the interim consolidated statement of changes in equity.

Notes to interim condensed consolidated financial statements (continued)

Contributions of non-controlling interest -

In order to finance the Salmueras project, the General Shareholders´Meeting of the subsidiary Salmueras Sudamericanas S.A. held on January 9, 2012 agreed a contribution of S/.20,000,000 to the subsidiary, to be held in two parts of S/.10,000,000 on the following dates: February 15 and May 15, 2012. These contributions are partial payments of the capital commitment assumed by the Company and Quimpac S.A. for the project brines up to US$100,000,000 and US$14,000,000, respectively, to maintain its interests in this subsidiary.  As of the date of this report the contribution made by Quimpac S.A. amounts to S/.1,857,000.

2.	Basis of preparation and changes to the Group’s accounting policies
	2.1	Basis of preparation -

The interim condensed consolidated financial statements of the Group have been prepared in accordance with IAS 34 Interim Financial Reporting issued by the International Accounting Standards Board (IASB).

The interim condensed consolidated financial statements have been prepared on a historical cost basis, except for available-for-sale financial investments that have been measured at fair value.  The interim condensed consolidated financial statements are presented in nuevos soles and all values are rounded to the nearest thousand (S/.000), except as otherwise indicated.

The interim condensed consolidated financial statements do not include all the information and disclosure required in the annual financial statements, and should be read in conjunction with Group’s annual consolidated financial statements as of December 31, 2011.

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group´s annual financial statements for the year ended December 31, 2011.

	2.2	Basis of consolidation -
The interim condensed consolidated financial statements comprise the financial statements of the Company and its subsidiaries as of March 31, 2012 and March 31, 2011.

	2.3	Seasonality
Seasonality is not relevant for the activities of the Group.

3.	Cash and short-term deposits
	(a)	This caption consists of the following:

	March 31, 2012	December 31, 2011	March 31, 2011
	S/.(000)	S/.(000)	S/.(000)

Cash on hand	2,053	2,786	6,542
Cash at bank (b)	32,728	228,150	10,664
Short-term deposits (c)	493,646	132,343	22,136
Cash balances included in the consolidated statements of cash flows	528,427	363,279	39,342
Time deposits with original maturity greater than 90 days (c)	403,950	-	-
	403,950	-	-
	932,377	363,279	39,342

Notes to interim condensed consolidated financial statements (continued)

(b)
Cash at banks is denominated in local and foreign currencies, is deposited in local banks and is freely available. The demand deposits interest yield is based on daily bank deposit rates.   As of December 31, 2011 these bank accounts include approximately US$46,100,000 (equivalent to S/.124,399,000), as a result of the sale of minority interests of the subsidiary Fosfatos del Pacífico S.A.

(c)
As of March 31, 2012 and 2011, the short-term deposits held in local banks were freely available and earned interest at the respective short-term market rates.  Time deposits, with original maturities of less than three months, were collected in April 2012 and January 2012, respectively.

As of March 31, 2012, the long-term deposits were saved in local banks, were freely available and earned interest at the respective market rates, and have original maturities of 18 months.

These short and long-term deposits include approximately S/.554,818,000 related to the proceeds obtained through the issuance of new common shares, see note 1 and S/.202,200,000 related to a loan received in December 31, 2011.

4.	Inventories During the three months ended March 31, 2012 and 2011, the Group does not have additions or recoveries of the provision of inventory obsolescence.

Notes to interim condensed consolidated financial statements (continued)

5.	Property, plant and equipment
Additions -
During the  three months ended March 31, 2012, the fixed asset additions of the Group amounted approximately to S/.44,548,000 (S/.240,598,000 during the year 2011), which are mainly related to  improvements in the cement plants located in Rioja and Pacasmayo, and the construction of the diatomite bricks plant.

6.	Dividends paid and proposed

S/.(000)

Declared dividends during nine months ended March 31, 2011
Dividends approved on February 28, 2011: S/.0.11926 per share	56,000

As of March 31, 2012, dividends payable amounted to S/.4,262,000 (December 31, 2011: S/.4,467,000).

7.	Provisions The decrease is explained mainly for the payment of the workers´ profit sharing accrued during 2011, made in the first quarter of 2012.

8.	Income tax The major components of the income tax expense in the interim consolidated income statement and statement of comprehensive income are:

	2012	2011
	S/.(000)	S/.(000)

Current income tax (expense)	(18,641)	(18,695)
Deferred income tax	2,481	1,996

Income tax expense, net	(16,160)	(16,699)
Income tax recognized in other comprehensive income	(2,257)	1,177

Total income tax	(18,417)	(15,522)

Notes to interim condensed consolidated financial statements (continued)

9.	Related party disclosure
Transactions with related entities -
During the three months ended March 31, 2012 and 2011, the Company carried out the following transactions with Inversiones Pacasmayo S.A. (IPSA) and its affiliates:

	2012	2011
	S/.(000)	S/.(000)

Income
Income from land rental services	114	111
Fees for management and administrative services	94	93
Interest income on loans to IPSA and an affiliate	2	17

Other transactions
Loans to IPSA	110	6,965
Loans to Servicios Corporativos Pacasmayo S.A.	-	100

As a result of these and other transactions, the Company had the following rights and obligations with Inversiones Pacasmayo S.A. and its affiliates as of March 31, 2012 and December 31, 2011:

	2012		2011

	Accounts receivable	Accounts payable	Accounts receivable	Accounts payable
	S/.(000)	S/.(000)	S/.(000)	S/.(000)

Inversiones Pacasmayo S.A.	274	14	170	14
Other	226	-	252	216

	500	14	422	230

The sales to and purchases from related parties are made on terms equivalent to those that prevail in arm’s length transactions.  Outstanding balances are unsecured and interest free.  There have been no guarantees provided or received from any related party receivables or payables with respect to any related parties.  For the periods ended March 31, 2012 and December 31, 2011, the Group has not recorded any impairment of receivables owed by related parties.  This assessment is undertaken each financial year by examining the financial position of the related party.

Compensation of key management personnel of the Group -
The expenses for profit-sharing, compensation and other concepts for members of the Board of Directors and the management payroll amounted to S/.6,212,000 during the  three months  ended March 31, 2012 (S/.3,671,000 during the three months ended March 31, 2011). The Group does not compensate management with post-employment or contract termination benefits or share-based payments.

Notes to interim condensed consolidated financial statements (continued)

10.	Earnings per share
Basic earnings per share amounts are calculated by dividing net profit for the three-month period attributable to common shares and investment shares of the parent by the weighted average number of common and investment  shares outstanding during the period.

The Group has no dilutive potential common shares as of March 31, 2012 and March 31, 2011.

Calculation of the weighted average number of shares and the basic and diluted earnings per share is presented below:

	March 31, 2012	March 31, 2011
	S/.(000)	S/.(000)
Numerator
Net profit attributable to common and investment shares of the Parent	40,590	38,822

	March 31, 2012	March 31, 2011
	Thousands	Thousands
Denominator
Weighted average number of common and investment shares	530,952	468,352

There have been no other transactions involving common shares or potential common shares between the reporting date and the date of completion of these financial statements.

	March 31, 2012	March 31, 2011
	S/.	S/.

Basic and diluted earnings for common and investment shares	0.08	0.08

11.	Fair value of financial instrument
Hierarchy of fair value of financial instrument
The Group uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities.
Level 2: other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly.
Level 3: valuation techniques (no observable market value).

As of March 31, 2012 and December 31, 2011, the Group held the following instruments carried at fair value on the consolidated statement of financial position:

Notes to interim condensed consolidated financial statements (continued)

	March 31, 2012	December 31, 2011
	S/.(000)	S/.(000)
Available-for-sale financial investments:
Level 1	706	526
Level 2	28,905	21,548
Level 3	-	-

Total	29,611	22,074

During the reporting period ending March 31, 2012, there were no transfers between Level 1 and Level 2 fair value measurements.

12.	Commitments and contingences
Operating lease
As of March 31, 2012 the Group, as lessor, has a land lease with Compañía Minera Ares S.A.C. a related party   of Inversiones Pacasmayo S.A.  This lease is annually renewable and for the three months ended March 31, 2012 provide a rent of S/.114,000 (S/.111,000 as of March 31, 2011).

As lessee, the Group does not hold any long-term lease agreement as of March 31, 2012 and 2011.

Capital commitments
As of March 31, 2012, the Group had the following main commitments:

-	Completion of construction of diatomite bricks plant by S/.2,450,000.
-	Expansion of the cement plant located in the northeast of Peru by S/.28,370,000.
-	Construction of vertical furnaces in the cement plant located in the north of Peru by S/.1,293,000.
-	Commitment for development of brine Project up to US$100,000,000. In connection with this commitment, as of March 31, 2012 the Group has made contributions for US$8,349,000, see note 1.
-	Design of minerals processing plant in the north of Peru by S/.11,908,000.
-	The Group maintains long-term electricity supply agreements which billing is determined taking into consideration consumption of electricity and other market variables.

Others commitments
-	Commitment of future sales of phosphoric rock to Mitsubishi Corporation when the project starts production.

Notes to interim condensed consolidated financial statements (continued)

Environmental matters

The Group’s exploration and exploitation activities are subject to environmental protection standards. Such standards are the same as those disclosed on the consolidated financial statement as of December 31, 2011 and there have not been significant changes on this subject in the interim consolidated financial statements as of March 31, 2012 in comparison to the consolidated financial statement as of December 31, 2011.

Tax situation
During the four years following the year tax returns are filed, the tax authorities have the power to review and, as applicable, correct the income tax computed by each individual company.  The income tax and value-added tax returns for the following years are open for review by the tax authorities.

Years open to review by Tax Authorities
Entity	Income tax	Value-added tax

Cemento Pacasmayo S.A.A.	2007-2008/2010-2011	2007-2011
Cementos Selva S.A.	2007/2009-2011	2007/2009-2011
Distribuidora Norte Pacasmayo S.R.L.	2011	2007-2011
Corianta S.A.	2007-2011	2007,2008, from January to May 2010 and from June to December 2011
Empresa de transmisión Guadalupe S.A.C.	2007-2011	2007-2011
Tinku Generación S.A.C.	2007-2011	2007-2011
Fosfatos del Pacífico S.A.	2009-2011	2009-2011
Salmueras Sudamericanas S.A.	2011	2011

Through the  date of these financial statements, Zemex LLC is an inactive subsidiary with no debts to fiscal authorities of United States of America and Canada (countries where Zemex LLC had operations until 2007).

Due to possible interpretations that the tax authorities may give to legislation in effect, it is not possible to determine whether any of the tax audits that may be performed will result in increased liabilities for the Group.  For that reason, tax or surcharge that could arise from future tax audits would be applied to the income during the period in which it is determined. However, in management’s opinion, any possible additional payment of taxes would not have a material effect on the interim consolidated financial statements as of March 31, 2012 and the consolidated financial statements as of December 31, 2011.

Legal claim contingency

As of March 31, 2012 and December 31, 2011, some third parties had commenced actions against the Group in relation with its operations in the amount of S/.2,269,000.  Of this total amount, S/.1,223,000 correspond to a tax originated by the import of coal and S/.1,046,000 correspond to labor claims from former employees. Management expects that these claims will be resolved within the next five years based on prior experience; however, the Group cannot assure that these claims will be resolved within this period because the authorities do not have a maximum term to resolve cases.  The Group has been advised by its legal counsel that it is only possible, but not probable, that these actions will succeed.  Accordingly, no provision for any liability has been made in these interim condensed consolidated financial statements.

Notes to interim condensed consolidated financial statements (continued)

Mining royalty
Third parties
Cementos Pacasmayo S.A.A. is required to pay a royalty to Compañia Pilar del Amazonas S.A., which is the owner of the surface mining unit in which the subsidiary Corianta S.A. made its operations (before the merger explained in Note 1, this obligation was for Corianta S.A.). This royalty is equivalent to 4% of net revenue obtained as a result of commercial exploitation carried out within the mining unit, and may not be less than US$300,000 annually. This royalty expense amounted to S/.221,000 and S/.209,000  for the three months ended March 31, 2012 and 2011, respectively.

The subsidiary Fosfatos del Pacífico S.A., signed an agreement with the Peruvian Government, Fundación Comunal San Martin de Sechura and Activos Mineros S.A.C. related to the use of the Bayovar concession, which contains phosphoric rock and diatomites.  As part of this agreement, , the Subsidiary Fosfatos del Pacífico S.A. is required to pay to Fundación Comunal San Martin de Sechura and Activos Mineros S.A.C. an equivalent amount to US$3 for each metric tons of diatomite extracted.  The annual royalty may not be less than the equivalent to 40,000 metric tons during the second year of production and 80,000 metric tons since the third year of production.  The related royalty expense amounted to S/.99,000 for the three months ended March 31, 2012 (zero for the three months ended March 31, 2011).

Interest-bearing loans and borrowings covenants

In March 2012, the Company subscribed a credit line agreement with Banco de Crédito del Perú for an amount equivalent in nuevos soles of up to US$75,000,000. Pursuant the terms of the credit line agreement the funds will be available for a two year period and the Company has to pay a commitment fee of 0.25% during such period. If the funds are disbursed, the loan will accrue interests at an annual rate of 7.50% and will mature in 2022. This credit line agreement is secured by current collateral trust, which holds all the main assets of the Company.  This loan includes the following financial restrictions:

-	The liquidity ratio must be greater than 1.0 times during the term and in each one of the financial years, based on the separate financial statements of the Company.

-	The financial debt-to-EBITDA ratio must be lower than 3 times, during the term and in each ratio measurement date, calculated using the Company´s separate financial statements.

-
The EBITDA-to-Debt Service ratio must be greater than 1.50 times during the term and in each ratio measurement date, taking the last twelve (12) months elapsed as calculation basis, based on the separate financial statements of the Company.

In Management’s opinion, as of March 31, 2012 the Company has complied with these financial restrictions.

Notes to interim condensed consolidated financial statements (continued)

13.	Segment information
For management purposes, the Group is organized into business units based on their products and activities, and have three reportable segments as follows:

-	Production and marketing of cement, concrete and blocks in the northern region of Peru.
-	Sale of construction supplies in the northern region of Peru.
-	Production and marketing of quicklime in the northern region of Peru.

No operating segments have been aggregated to form the above reportable operating segments.

Management monitors the profit before income tax of each business units separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on profit before income tax and is measured consistently with profit before income tax in the interim condensed consolidated financial statements.

Transfer prices between operating segments are on an arm’s length basis in a manner similar to transactions with third parties.

	Revenues from external customers	Revenues from inter segments	Total revenue	Gross margin	Profit before income tax	Income tax	Profit for the period	Segment assets	Other assets	Total assets
	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)
2012
Cement, concrete and blocks	227,436	246	227,682	103,820	56,865	(16,385)	40,480	2,206,171	-	2,206,171
Construction supplies	37,956	922	38,878	950	(582)	168	(414)	17,533	-	17,533
Quicklime	11,255	-	11,255	4,528	2,103	(606)	1,497	134,675	-	134,675
Other	701	622	1,323	151	(2,302)	663	(1,639)	192,007	29,611	221,618
Adjustments and eliminations	-	(1,790)	(1,790)	-	-	-	-	-	-	-

Consolidated	277,348	-	277,348	109,449	56,084	(16,160)	39,924	2,550,386	29,611	2,579,997

2011
Cement, concrete and blocks	184,758	692	185,450	95,502	60,062	(18,063)	41,999	1,587,083	-	1,587,083
Construction supplies	35,873	2,162	38,035	2,260	539	(162)	377	12,741	-	12,741
Quicklime	9,560	648	10,208	1,920	151	(45)	106	139,855	-	139,855
Other	220	-	220	79	(5,221)	1,571	(3,650)	178,259	22,074	200,333
Adjustments and eliminations	-	(3,502)	(3,502)	-	-	-	-	-	-	-

Consolidated	230,411	-	230,411	99,761	55,531	(16,699)	38,832	1,917,938	22,074	1,940,012

The “other” column includes activities that do not meet the threshold for disclosure under IFRS 8.13 and represent non-material operations of the Group (including phosphates, zinc and other).

Other assets
As of March 31, 2012 corresponds to the available-for-sale investments caption for approximately S/. 29,611,000 (S/.22,074,000 as of December 31, 2011) which is not allocated to a segment.

Geographic information
All revenues are from Peruvian clients.

All non-current assets are located in Peru, except for a land of Zemex LLC. amounting to S/.2,287,000 that is located in United States Of America (its only non-current asset).  Non-current assets for this purpose consist of property, plant and equipment, exploration and evaluation assets and other assets.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMENTOS PACASMAYO S.A.A.

By: /s/ CARLOS JOSE MOLINELLI MATEO

Name: Carlos Jose Molinelli Mateo

Title: Stock Market Representative

Date: May 3, 2012